Exhibit 99.8

American Rebel Holdings files timely Nasdaq hearing request ahead of Aug. 27 deadline; hearing set Sept. 30; updates stockholders’ equity, corporate actions, and Form 8-K filings.

Nashville, TN, Aug. 28, 2025 (GLOBE NEWSWIRE) — American Rebel Holdings, Inc. (Nasdaq: AREB ) (“ American Rebel ” or the “ Company ”), a designer and marketer of branded safes, personal security products and American Rebel Light Beer, today announced that it submitted its request for a hearing before a Nasdaq Hearings Panel (the “Panel”) prior to the 4:00 p.m. Eastern Time deadline on August 27, 2025 . The hearing has been scheduled for September 30, 2025. A timely hearing request stays any suspension of trading or delisting action pending the Panel’s decision in accordance with Nasdaq’s listing rules.

“The timely hearing request preserves our listing while we continue executing on measures to improve stockholders’ equity and advance our business,” said Andy Ross , Chief Executive Officer of American Rebel Holdings, Inc. “We remain focused on operational execution and prudent balance sheet actions with the objective of regaining full compliance , and we look forward to presenting our plan to the Panel on September 30, 2025 . We intend to submit these transactions to Nasdaq in the next several days, in advance of the scheduled hearing, with the goal of resolving the matter prior to the hearing. ”

American Rebel will provide material updates to stockholders as they become available.

Recent Corporate Actions to Strengthen Stockholders’ Equity

Since June 30, 2025 , the Company has undertaken several actions intended to strengthen stockholders’ equity, including:

●	The conversion of approximately $1.76 million of outstanding debt into equity ;

●	An equity component of approximately $2.1 million , plus an additional $100,000 equity incentive due at closing ; and

●	The issuance of $2.0 million of preferred equity in connection with a secured debt purchase .

These transactions have been disclosed in Current Reports on Form 8-K pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, with Dates of Report of August 21, 2025, August 25, 2025, August 26, 2027 and August 27, 2025, as amended . These actions are expected to improve the Company’s capital structure and stockholders’ equity position, subject to final accounting and audit . The Company continues to evaluate additional strategic and financing alternatives intended to reinforce its capital structure, support long-term growth initiatives, and enhance stockholder value, including with a view toward satisfying the equity standard set forth in Nasdaq Listing Rule 5550(b)(1) (minimum stockholders’ equity of $2.5 million ).

Stockholders’ Equity by Period (from SEC Filings)

Period End	SEC Filing	Total Stockholders’ Equity (Deficit)
September 30, 2024	Form 10-Q	$(3,828,740)
December 31, 2024	Form 10-K	$(7,631,882)
March 31, 2025	Form 10-Q	$(8,012,673)
June 30, 2025	Form 10-Q	$(3,127,891)

Trend note: The deficit reported as of June 30, 2025 reflects an improvement of approximately $4.88 million compared with March 31, 2025 .

Timeline of Nasdaq Listing Actions

●	February 7, 2025 – The Company filed its Quarterly Report on Form 10-Q , which reported total stockholders’ equity (deficit) of $(3,828,740) as of September 30, 2024 .

●	February 19, 2025 – The Company received a Notification Letter from Nasdaq indicating noncompliance with Rule 5550(b)(1) (minimum stockholders’ equity of $2.5 million ).

●	By April 7, 2025 – The Company submitted its Compliance Plan (and later amended it).

●	June 11, 2025 – Nasdaq accepted the Compliance Plan; extension granted through August 18, 2025 to evidence compliance.

●	Financial statement context:

○	Form 10-K for the year ended December 31, 2024 reported total stockholders’ equity (deficit) of $(7,631,882) .

○	Form 10-Q for the quarter ended March 31, 2025 reported $(8,012,673) .

○	Form 10-Q for the quarter ended June 30, 2025 reported $(3,127,891) .

●	August 27, 2025 (by 4:00 p.m. Eastern Time) – The Company submitted its hearing request prior to the deadline , which stays any suspension or delisting action pending the Panel’s decision.

●	September 30, 2025 – Hearing scheduled before the Nasdaq Hearings Panel.

About American Rebel Holdings, Inc. (NASDAQ: AREB)

American Rebel - America’s Patriotic Brand ( www.americanrebel.com ) began as a designer and marketer of branded safes and personal security products and has since grown into a diversified patriotic lifestyle company with offerings in beer, branded safes, apparel, and accessories. With the launch of American Rebel Light Beer, the company has entered the beverage market to overwhelming success.

Learn more at American Rebel Beer

Watch the American Rebel Story as told by our CEO Andy Ross: The American Rebel Story

Investor Relations

ir@americanrebel.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. American Rebel Holdings, Inc. (NASDAQ: AREB; AREBW) (the “Company,” “American Rebel,” “we,” “our” or “us”) desires to take advantage of the safe harbor provisions of the Act and is including this cautionary statement accordingly. Forward-looking statements may include, without limitation, statements regarding the Nasdaq hearing process, the potential outcome of the Panel’s review, our ability to regain compliance with Nasdaq’s listing standards (including Rule 5550(b)(1)), anticipated corporate actions, strategic alternatives, financing activities, accounting outcomes, operational execution, and the impact of these matters on stockholders’ equity and value.

Words such as “forecasts,” “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “could,” “target,” “potential,” “is likely,” “expect,” and similar expressions are intended to identify such forward-looking statements. These statements are based primarily on our current expectations and projections about future events, financial trends, and strategic initiatives that may affect our financial condition, results of operations, and business strategy.

Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied. These risks include, but are not limited to, the Panel’s discretion and timing, market conditions, our ability to successfully implement corporate actions and strategic alternatives, benefits of our continued sponsorship of high-profile events, success and availability of promotional activities, our ability to effectively execute our business plan, and other risks described in our filings with the U.S. Securities and Exchange Commission, including our Annual Report on Form 10-K for the year ended December 31, 2024, and our Quarterly Report on Form 10-Q for the six months ended June 30, 2025.

There can be no assurance that the Panel will grant our request for continued listing or any extension period, that we will regain compliance within any extension period, or that we will be successful in otherwise maintaining the listing of our common stock on The Nasdaq Capital Market. Any forward-looking statement made herein speaks only as of the date on which it is made. Factors or events that could cause actual results to differ may emerge from time to time, and we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments, or otherwise, except as may be required by law.